Exhibit 99.1

Mamma.com Inc. Names Michele Chaboudy as SVP Business Development for Software Licensing

- Company Will Open Offices in the San Francisco Bay Area, to Better Target US Market -

Montreal, Canada, March 1, 2007—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, announced that Ms. Michele Chaboudy has joined the Company as Senior Vice-President Business Development for Software Licensing. Working from the Company’s new offices in the San Francisco Bay Area, which we anticipate will open during the first quarter of 2007, Ms. Chaboudy will be responsible for all aspects of the Company’s software licensing business unit, with an important focus on the United States market.

“As we are preparing to launch new products and services in 2007, we are also ready to intensify our sales and marketing effort,” said Mr. Martin Bouchard, President and CEO of Mamma.com Inc. “Michele’s broad experience and extensive network of contacts will be key factors in growing our customer base, as well as increasing our presence in the US. We are pleased to have an experienced person like her on board.”

Prior to joining the Company, Ms. Chaboudy served as CMO/General Manager of Digital Publications for NewsStand Inc. and was responsible for business development, account management, operations, product management and corporate communications for NewsStand Inc., a leading, world-wide digital edition processor and distributor of newspapers, magazines and other print material world-wide. Prior to working at NewsStand Inc., she served as the Vice President of Marketing for Zinio Systems leading their strategic marketing and web design, and prior to working at Zinio, she served as the Vice President of Marketing for CBS MarketWatch.com where she was on the executive team that lead the company through an initial public offering in 1999. Ms. Chaboudy also launched Wired News for Wired Digital in 1997. Ms. Chaboudy has given presentations at several online media conferences, worldwide, on topics of online marketing, digital rights management and online content distribution.

“I am very excited to join this highly regarded technology company in the search and online advertising industry. I look forward to expanding our presence in the US and worldwide,” said Ms. Michele Chaboudy. “The potential for our award-winning technologies is outstanding and I am eager to get started with this new challenge.”

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. It’s desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Martin Bouchard, President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #121

Telephone: (418) 527-0528 #1013

Email: copernicpr@copernic.com

Web site: www.mammainc.com